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                                                               Exhibit (a)(1)(J)
NEWS RELEASE

           NTT COMMUNICATIONS COMMENCES TENDER OFFER FOR VERIO INC.

TOKYO, JAPAN, (May 17, 2000) NTT Communications Corporation ("NTT Communications") today announced that it is commencing its previously announced tender offer for all of the common stock, par value $.001 per share, of Verio Inc. (NASDAQ: VRIO), at a purchase price of $60.00 per share, net to the seller, in cash. NTT Communications is also offering to purchase all of the outstanding shares of preferred stock of Verio at a purchase price of $62.136 per share, net to the seller, in cash. The tender offer is being made pursuant to an agreement and plan of merger dated as of May 7, 2000. The tender offer is scheduled to expire on Wednesday, June 14, 2000.

Norwest Bank Minnesota, N.A. is the Depositary for the tender offer. Morrow & Co., Inc. is the Information Agent. The Dealer Managers are Deutsche Banc Alex. Brown and Merrill Lynch & Co.

For further information, please contact Morrow & Co., Inc. at (800) 566-9061.

About NTT Communications.

NTT Communications, a subsidiary of Nippon Telegraph and Telephone Corporation provides long distance international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about 50 countries and have significant presence in Asia, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at http://www.ntt.com/index-e.html.

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and related letter of transmittal which are included in a Tender Offer Statement which is being filed today with the Securities and Exchange Commission. The offer to purchase and related letter of transmittal will be mailed to Verio's stockholders. The Tender Offer Statement (including the offer to purchase, letter of transmittal and related documents) will also be available for free on the Commission's Web site at http://www.sec.gov.